UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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FELCOR LODGING TRUST INCORPORATED

(Exact name of registrant as specified in its charter)

Maryland	**75-2541756**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of Principal Executive Offices)	(Zip Code)

FELCOR LODGING TRUST INCORPORATED
2005 Restricted Stock and Stock Option Plan

(Full title of the plan)

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Jonathan H. Yellen
Executive Vice President and General Counsel
FelCor Lodging Trust Incorporated
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062-3933

(Name and address of agent for service)

(972) 444-4900

(Telephone number, including area code, of agent for service)

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Copy to:
Robert W. Dockery
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201

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** Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and smaller reporting company in Rule 12b-2 of the Exchange Act.
(Check one):

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per share [2][3]	Proposed maximum aggregate offering price [1][2][3]	Amount of registration fee
Common Stock, par value $0.01 per share	1,800,000	$15.38	$27,684,000	$1,088

[1] Represents additional shares of common stock, $0.01 par value per share, reserved for issuance under the FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan, pursuant to the plan as amended effective May 21, 2008. In addition, pursuant to Rule 416 promulgated under the Securities Act of 1933, this Registration Statement also covers an indeterminate number of additional shares of common stock issuable pursuant to awards or the exercise of options to be granted under the 2005 Restricted Stock and Stock Option Plan to prevent dilution that may result from any future stock splits, stock dividends or similar transactions affecting the common stock.

[2] Estimated solely for the purpose of computing the registration fee.

[3] Calculated pursuant to Rules 457(c) and 457(h) promulgated under the Securities Act of 1933. Accordingly, the price per share of common stock offered hereunder pursuant to the 2005 Restricted Stock and Stock Option Plan is based upon 1,800,000 shares of common stock reserved for issuance under the 2005 Restricted Stock and Stock Option Plan at a price per share of $15.38, which is the average of the highest and lowest price per share of common stock reported on the New York Stock Exchange on May 19, 2008; which is a date within five business days prior to the date of this Registration Statement.

EXPLANATORY NOTE

This Registration Statement on Form S-8 (the "Registration Statement") registers additional securities of the same class as other securities for which a registration statement on Form S-8 relating to the FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan is effective. In accordance with General Instruction E to Form S-8, FelCor Lodging Trust Incorporated (the "Registrant" or the "Company") incorporates by reference the contents of the Company's registration statement on Form S-8, File No. 333-126230, filed with the Securities and Exchange Commission (the "Commission") on June 29, 2005.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 6.   Indemnification of Directors and Officers.

The charter of the Company, generally, limits the liability of the Company's directors and officers to the Company and its shareholders for money damages to the fullest extent permitted, from time to time, by the laws of the State of Maryland. The Maryland General Corporation Law, or MGCL, authorizes Maryland corporations to limit the liability of directors and officers to the corporation and its shareholders for money damages, except to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit actually received or to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Company's charter also provides, generally, for the indemnification of, and advance of expense on behalf of, directors and officers, among others, to the fullest extent permitted by Maryland law. The MGCL authorizes Maryland corporations to indemnify present and past directors and officers of the corporation or of another corporation for which they serve at the request of the corporation against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation in respect of which the person is adjudicated to be liable to the corporation), in which they are made parties by reason of being, or having been, directors or officers, unless it is proved that (i) the act or omission of the person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. The MGCL also provides that, unless limited by the corporation's charter, a corporation shall indemnify present and past directors and officers of the corporation who are successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against reasonable expenses (including attorneys' fees) incurred in connection with the proceeding. The Company's charter does not limit the extent of this indemnity.

An indemnification agreement has been entered into between the Company and (1) each of the directors of the Company; and (2) each Executive Vice President and certain Senior Vice Presidents of the Company (each, an "Indemnitee"). The rights of an Indemnitee under the Indemnification Agreement complement any rights the Indemnitee may already have under FelCor's charter or bylaws, under Maryland law or otherwise. The Indemnification Agreement requires the Company to indemnify and advance expenses and costs incurred by the Indemnitee in connection with any claims, suits or proceedings arising as a result of the Indemnitee's service as an officer or director of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

1

The Company may purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. The MGCL authorizes Maryland corporations to purchase and maintain insurance for former or existing directors or officers of the corporation against any liability assessed against, and incurred, by persons in that capacity or arising out of that person's position, whether or not the corporation would have the power to indemnify against liability under the MGCL. The Company's charter does not limit this authority to obtain insurance.

Item 8.   **Exhibits.**

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K.

Exhibit Number	Description of Exhibit
4.1	Articles of Amendment and Restatement dated June 22, 1995, amending and restating the Charter of FelCor Lodging Trust Incorporated ("FelCor"), as amended or supplemented by Articles of Merger dated June 23, 1995, Articles Supplementary dated April 30, 1996, Articles of Amendment dated August 8, 1996, Articles of Amendment dated June 16, 1997, Articles of Amendment dated October 30, 1997, Articles Supplementary filed May 6, 1998, Articles of Merger and Articles of Amendment dated July 27, 1998, Certificate of Correction dated March 11, 1999, Certificate of Correction to the Articles of Merger between FelCor and Bristol Hotel Company, dated August 30, 1999, Articles Supplementary, dated April 1, 2002, Certificate of Correction, dated March 29, 2004, to Articles Supplementary filed May 2, 1996, Articles Supplementary filed April 2, 2004, Articles Supplementary filed August 20, 2004, Articles Supplementary filed April 6, 2005, and Articles Supplementary filed August 29, 2005 (filed as Exhibit 4.1 to FelCor's Registration Statement on Form S-3 (Registration No. 333-128862) and incorporated herein by reference).
4.2	Amended and Restated Bylaws of FelCor Lodging Trust Incorporated (filed as Exhibit 4.2 to FelCor's Form 10-Q for the quarter ended March 31, 2007, and incorporated herein by reference).
4.4 *	FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan (including amendments).
5.1 *	Opinion of Akin Gump Strauss Hauer & Feld LLP.
23.1	Consent of Akin Gump Strauss Hauer & Feld LLP (included in opinion filed as Exhibit 5.1 hereto).
23.2 *	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included with signature page of this Registration Statement).

* Filed herewith.

Item 9.   **Undertakings.**

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on May 20, 2008.

FELCOR LODGING TRUST INCORPORATED
a Maryland corporation
By:

/s/ Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President and General Counsel

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Richard A. Smith and Jonathan H. Yellen, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this registration statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he or she might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Thomas J. Corcoran, Jr. Thomas J. Corcoran, Jr.	Chairman of the Board and Director	May 20, 2008
/s/ Richard A. Smith Richard A. Smith	President, Chief Executive Officer and Director	May 20, 2008
/s/ Andrew J. Welch Andrew J. Welch	Executive Vice President and Chief Financial Officer	May 20, 2008
/s/ Lester C. Johnson Lester C. Johnson	Senior Vice President and Chief Accounting Officer	May 20, 2008
/s/ Melinda J. Bush Melinda J. Bush	Director	May 20, 2008
/s/ Robert F. Cotter Robert F. Cotter	Director	May 20, 2008
/s/ Richard S. Ellwood Richard S. Ellwood	Director	May 20, 2008
/s/ Thomas C. Hendrick Thomas C. Hendrick	Director	May 20, 2008
/s/ Charles A. Ledsinger, Jr. Charles A. Ledsinger, Jr.	Director	May 20, 2008
/s/ Robert H. Lutz, Jr. Robert H. Lutz, Jr.	Director	May 20, 2008
/s/ Robert A. Mathewson Robert A. Mathewson	Director	May 20, 2008
/s/ Mark D. Rozells Mark D. Rozells	Director	May 20, 2008

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
4.1	Articles of Amendment and Restatement dated June 22, 1995, amending and restating the Charter of FelCor Lodging Trust Incorporated ("FelCor"), as amended or supplemented by Articles of Merger dated June 23, 1995, Articles Supplementary dated April 30, 1996, Articles of Amendment dated August 8, 1996, Articles of Amendment dated June 16, 1997, Articles of Amendment dated October 30, 1997, Articles Supplementary filed May 6, 1998, Articles of Merger and Articles of Amendment dated July 27, 1998, Certificate of Correction dated March 11, 1999, Certificate of Correction to the Articles of Merger between FelCor and Bristol Hotel Company, dated August 30, 1999, Articles Supplementary, dated April 1, 2002, Certificate of Correction, dated March 29, 2004, to Articles Supplementary filed May 2, 1996, Articles Supplementary filed April 2, 2004, Articles Supplementary filed August 20, 2004, Articles Supplementary filed April 6, 2005, and Articles Supplementary filed August 29, 2005 (filed as Exhibit 4.1 to FelCor's Registration Statement on Form S-3 (Registration No. 333-128862) and incorporated herein by reference).
4.2	Amended and Restated Bylaws of FelCor Lodging Trust Incorporated (filed as Exhibit 4.2 to FelCor's Form 10-Q for the quarter ended March 31, 2007, and incorporated herein by reference).
4.4 *	FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan (including amendments).
5.1 *	Opinion of Akin Gump Strauss Hauer & Feld LLP.
23.1	Consent of Akin Gump Strauss Hauer & Feld LLP (included in opinion filed as Exhibit 5.1 hereto).
23.2 *	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included with signature page of this Registration Statement).

_____

* Filed herewith.

FELCOR LODGING TRUST INCORPORATED

2005 Restricted Stock and Stock Option Plan

<u>(including amendments)</u>

FELCOR LODGING TRUST INCORPORATED

2005 Restricted Stock and Stock Option Plan

TABLE OF CONTENTS

FELCOR LODGING TRUST INCORPORATED

2005 Restricted Stock and Stock Option Plan
(including amendments)

Section 1. Establishment, Purpose, and Effective Date of Plan

      1.1   Establishment. FelCor Lodging Trust Incorporated, a Maryland corporation, hereby establishes the "FELCOR LODGING TRUST INCORPORATED 2005 RESTRICTED STOCK AND STOCK OPTION PLAN" (The "Plan") for Independent Directors, executive officers and key employees. The Plan permits the grant of stock options and restricted stock as a payout media for payments under the plan.

      1.2   Purpose. The purpose of the Plan is to advance the interests of the Company, by encouraging and providing for the acquisition of an equity interest in the success of the Company by Independent Directors, executive officers and key employees, by providing additional incentives and motivation toward superior performance of the Company, and by enabling the Company to attract and retain the services of Independent Directors, executive officers and key employees upon whose judgment, interest, and special effort the successful conduct of its operations is largely dependent.

      1.3   Effective Date. The Plan shall become effective on February 18, 2005, ("Effective Date"), although it is subject to shareholder approval as provided in Section 6.1.

Section 2. Definitions

      2.1   Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

      (a)   "Award" means, collectively, each Option, or Restricted Stock, granted under this Plan except that where it shall be appropriate to identify the specific type of Award, reference shall be made to the specific type of Award.

      (b)   "Board" means the Board of Directors of the Company.

      (c)   "Code" means the Internal Revenue Code of 1986, as amended.

      (d)   "Committee" means the Compensation Committee of the Board; provided, however, that for any grant to an Independent Director, the remaining members of the Board shall serve as the Compensation Committee with respect to such grant, including, but not limited to, the approval of the grant. The Board, as a whole, may take any action which the Committee is authorized to take hereunder.

      (e)   "Company" means FelCor Lodging Trust Incorporated, a Maryland corporation.

(f)   "Disability" means an individual who is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months.

(g)   "Employee" means an employee (including officers and directors who are also employees) of the Company or its subsidiaries, affiliates (including partnerships) or any branch or division thereof.

(h)   "Fair Market Value" of a share of Stock means the reported closing sales price of the Stock on the New York Stock Exchange Composite Tape on that date, or if no closing price is reported on that date, on the last preceding date on which such closing price of the Stock was so reported. If the Stock is not traded on the New York Stock Exchange at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the closing bid and asked prices of the Stock on the most recent date on which the Stock was publicly traded. In the event the Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(i)   "Independent Director" means a director of the Company who is not an Employee.

(j)   "Option" means the right to purchase Stock at a stated price for a specified period of time. For purposes of the Plan, an Option may be either (i) an "incentive stock option" within the meaning of Section 422 of the Code or (ii) a "nonstatutory stock option."

(k)   "Participant" means any Employee or Independent Director designated by the Committee to participate in the Plan.

(l)   "Period of Restriction" means the period during which the transfer of shares of Restricted Stock is restricted pursuant to Section 8 of the Plan.

(m)   "Restricted Stock" means Stock granted to a Participant pursuant to Section 8 of the Plan.

(n)   "Stock" means the common stock of the Company, par value of $.01.

2.2   Gender and Number. Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

Section 3. Eligibility and Participation

3.1   Eligibility and Participation. Participants in the Plan shall be selected by the Committee from among the Independent Directors and Employees who, in the opinion of the Committee, are in a position to contribute materially to the Company's continued growth and development and to its long-term financial success.

Section 4. Administration

4.1   Administration.   The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof, is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan. Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever.

Section 5. Stock Subject to Plan

5.1   Number. The total number of shares of Stock subject to Awards under the Plan may not exceed 2,800,000, subject to adjustment upon the occurrence of any of the events indicated in Section 5.3 hereof. The shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Stock or treasury Stock, not reserved for any other purpose. Without limitation, no officer of the Company or other person whose compensation may be subject to the limitations on deductibility under Section 162(m) of the Code shall be eligible to receive Awards pursuant to this Plan in excess of 250,000 shares of Common Stock in any fiscal year (the "Section 162(m) Maximum").

5.2   Lapsed Awards. If any Award granted under the Plan terminates, expires, lapses or is canceled for any reason, any shares of Stock subject to such Award again shall be available for the grant of an Award hereunder. The Committee shall not, unless approved by (or subject to the approval of) shareholders, effect a repricing of all or any of the Options outstanding under the Plan at any time. Further, except as otherwise provided in Section 7.11 hereof, the Committee shall not, without the consent of the affected Optionee, have the authority to effect the cancellation or modification of any or all outstanding Options.

5.3   Adjustment in Capitalization.   In the event of any change in the outstanding shares of Stock that occurs after the Effective Date by reason of a Stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change, the aggregate number of shares of Stock subject to the Plan and to each Award hereunder, and to the stated Option price (if any) of each Award, shall be adjusted appropriately by the Committee or the Board, whose determination shall be conclusive; provided, however, that fractional shares shall be

rounded to the nearest whole share. In such event, the Committee or the Board also shall have discretion to make appropriate adjustments in the number and type of shares subject to an Award of Restricted Stock under the Plan pursuant to the terms of such an Award. In the event of a merger or consolidation where the Company is not the surviving corporation, the surviving corporation shall be required to assume the outstanding Awards which have not been canceled, and the Committee, in its sole discretion, shall adjust the number of shares, and the Option price (if any), so as to neither reduce or enlarge the rights of the Participant, including, but not limited to, dividing the shares and the Option price (if any) by the exchange ratio.

Section 6. Shareholder Approval and Duration of Plan

6.1   Shareholder Approval. All Awards granted under this Plan are subject to, and may not be exercised before, and will be rescinded and become void in the absence of, the approval of this Plan by a majority of the shareholders voting thereon at a meeting of shareholders, at which a quorum is present, held prior to the first anniversary of the Effective Date of this Plan.

6.2   Duration of Plan. The Plan shall remain in effect, subject to the Board's right to earlier terminate pursuant to Section 10 hereof, until all Stock subject to it shall have been purchased or acquired pursuant to the provisions hereof. Notwithstanding the foregoing, no Option may be granted under the Plan on or after the tenth (10th) Anniversary of the Effective Date.

Section 7. Stock Options

7.1   Grant of Options. Subject to the provisions of Sections 5 and 6, Options may be granted to Participants at any time and from time to time as shall be determined by the Committee, and for all purposes hereof, the date of such grant shall be the date on which the Committee takes formal action to grant an Option, provided that it is followed, as soon as reasonably practicable, by written notice to the person receiving the Option. The Committee shall have complete discretion in determining the number of Options granted to each Participant and the terms and provisions thereof. The Committee may grant any type of Option to purchase Stock that is permitted by law at the time of grant; provided, however, that the aggregate Fair Market Value (determined at the time the Option is granted) of the Stock, with respect to which all incentive stock options granted under any plan of the Company are exercisable for the first time by a Participant during any calendar year, may not exceed $100,000. Nothing in this Section 7 of the Plan shall be deemed to prevent the grant of nonstatutory stock options in amounts that exceed the maximum established by Section 422 of the Code.

7.2   Option Agreement. Each Option shall be evidenced by an Option agreement that shall specify the type of Option granted, the Option price, the duration of the Option, the number of shares of Stock to which the Option pertains, and such other provisions as the Committee shall determine.

7.3   Option Price. The Option price of each share of Stock subject to each Option granted pursuant to this Plan shall be determined by the Committee at the time the Option is granted and, in the case of incentive stock options, shall not be less then 100% of the Fair Market Value of a share of Stock on the date the Option is granted, as determined by the Committee. In the case of incentive stock options granted to any person who owns, directly or indirectly, Stock possessing more than ten percent (10%) of the total combined voting power of all classes of Stock ("Ten Percent Owner"), the Option price shall not be less than 110% of the Fair Market Value of a share of Stock on the date the Option is granted. The Option price of each share of Stock subject to a nonstatutory stock option under this Plan shall be determined by the Committee, in its sole discretion, prior to granting the Option.

7.4   Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time it is granted, provided, however, that no incentive stock option shall be exercisable later than ten (10) years from the date of its grant, and no incentive stock option granted to a Ten Percent Owner shall be exercisable later than five (5) years from the date of its grant.

7.5   Exercise of Options. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants. Unless otherwise expressly provided in the Option, no Option may be exercised within six (6) months after the date of grant. Each Option that is intended to qualify as an incentive stock option pursuant to Section 422 of the Code shall comply with the applicable provisions of the Code pertaining to such Options. Without limitation, the Committee may, in its sole discretion, accelerate the date on which any Option may be exercised, or on which restrictions on Restricted Stock shall lapse.

7.6   Payment. The Option price of Stock acquired upon exercise of any Option, and applicable withholding as described in Sections 11.1 and 11.2, shall be paid in full on the date of exercise, by certified or cashier's check, by wire transfer, by money order, through a broker assisted exercise, with Stock (but with Stock only if expressly permitted by the terms of the Option), or by a combination of the above. If the Option Price is permitted to be, and is, paid in whole or in part with Stock, the value of the Stock surrendered shall be its Fair Market Value on the date surrendered. The proceeds from payment of Option prices shall be added to the general funds of the Company and shall be used for general corporate purposes. For purposes of this Section 7.6, Abroker assisted exercise@ shall mean a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions to (a) a Committee designated brokerage firm to effect the immediate sale of the shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Option price plus all applicable withholding and employment taxes required, and (b) the Committee to deliver the certificates for the shares directly to such brokerage firm in order to complete the sale.

7.7   Restrictions on Stock Transferability. The Committee shall impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable federal securities law, under the requirements of any stock exchange upon which such shares of Stock are then listed, and under any blue sky or state securities laws applicable to such shares.

7.8   Termination of Employment Due to Death or Disability. Unless otherwise expressly provided in the Option, if the employment of a Participant is terminated by reason of death or Disability, the rights under any then outstanding Option shall terminate upon the first to occur of (i) the expiration date of the Option or (ii) the first anniversary of such date of termination of employment.

7.9   Termination of Employment Other than for Death or Disability. Unless otherwise expressly provided in the Option, if the employment of the Participant shall terminate for any reason other than death or Disability, the rights under any then outstanding Option shall terminate upon the first to occur of (i) the expiration date of the Option or (ii) ninety (90) days after such date of termination of employment.

7.10   Nontransferability of Options. Unless otherwise expressly provided in the Option, no Option granted under the Plan may be sold, transferred pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution.   Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

7.11   Cancellation.   Unless otherwise expressly provided in the Option of reference, in the event of a merger or consolidation where the Company is not the surviving corporation (or survives only as the 80% or greater owned subsidiary of another corporation), the Committee, in its sole discretion may cancel, by giving written notice (a "Cancellation Notice"), effective immediately prior to the consummation of such transaction, all or any of the vested portion of any, or all, Options that remain unexercised on such date. Such Cancellation Notice shall be given a reasonable period of time (but not less than 15 days) prior to the proposed date of such cancellation, and may be given either before or after shareholder approval (if any is required) of the transaction.

Section 8. Restricted Stock

8.1   Grant of Restricted Stock. Subject to the provisions of Sections 5 and 6, the Committee, at any time and from time to time, may grant shares of Restricted Stock under the Plan to such Participants and in such amounts as it shall determine. Each grant of Restricted Stock shall be evidenced by a Restricted Stock agreement.   Without limitation, the Committee may accelerate the date on which restrictions lapse with respect to any Restricted Stock.

8.2   Transferability. Except as provided in Sections 8.6 and 8.7 hereof, the shares of Restricted Stock granted hereunder may not be sold, transferred, pledged,

assigned, or otherwise alienated or hypothecated for such period of time as shall be determined by the Committee and shall be specified in the Restricted Stock agreement, or upon earlier satisfaction of other conditions as specified by the Committee in its sole discretion and set forth in the Restricted Stock agreement.

8.3   Other Restrictions. The Committee may impose such other restrictions on any shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

8.4   Voting Rights. Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the Period of Restriction.

8.5   Dividends and Other Distributions. During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder shall be entitled to receive all cash dividends distributed with respect to those shares while they are so held.

8.6   Termination of Employment.   Unless otherwise expressly provided in the Restricted Stock agreement, in the event that a Participant terminates his employment with the Company for any reason during the Period of Restriction (including death), then any shares of Restricted Stock still subject to restrictions at the date of such termination automatically shall be forfeited.

Section 9. Rights of Employees

9.1   Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

Section 10. Amendment, Modification and Termination of Plan

10.1   Amendment, Modification, and Termination of Plan. The Board at any time may terminate, and from time to time may amend or modify the Plan, and may amend or modify Awards hereunder; provided, however, that no amendment of the Plan or of any Award hereunder, without approval of the shareholders within one year after the adoption of such amendment, may (a) increase the aggregate number of shares of Stock that may be issued under the Plan; (b) extend the term of the Plan; or (e) materially modify the requirements as to eligibility to receive Awards under the Plan. No amendment, modification, or termination of the Plan shall in any manner adversely affect any Award theretofore granted under the Plan, without the consent of the affected Participant(s).

Section 11. Miscellaneous Provisions

11.1   <u>Tax Withholding</u>. Without limitation, on the date an Award is taken into a Participant's income, the Company shall have the right to withhold, or to require a Participant to remit to the Company, an amount sufficient to satisfy the Company's resulting federal, state, and local withholding and employment tax requirements with respect to such Award.

11.2   <u>Stock Withholding Elections</u>. With the consent of the Committee, or as expressly provided under the terms of the Award, a Participant may make an irrevocable election to (a) have shares of Stock otherwise issuable thereunder withheld, or (b) tender to the Company shares of Stock then held by the Participant (whether received pursuant to (a) or (b) or in any other transaction) having an aggregate Fair Market Value sufficient to satisfy the Company's minimum total federal, state and local income and employment tax withholding obligations associated with the transaction. Such elections, if available, must be made by a Participant on or prior to the tax date.

11.3   <u>Severability</u>. If any provision of this Plan, or any Award, is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of this Plan or any Award, but such provision shall be fully severable, and the Plan or Award, as applicable, shall be construed and enforced as if the illegal or invalid provision had never been included in the Plan or Award, as applicable.

11.4   <u>Notice</u>.Whenever any notice is required or permitted under this Plan, such notice must be in writing and personally delivered or sent by mail or delivery by a nationally recognized courier service. Any notice required or permitted to be delivered under this Plan shall be deemed to be delivered on the date on which it is personally delivered, or, if mailed, whether actually received or not, on the third Business Day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address that such person has previously specified in accordance with this Subsection, or, if by courier, seventy-two (72) hours after it is sent, addressed as described in this Subsection. The Company or the Participant may change, at any time and from time to time, by written notice to the other, the address that it or he had previously specified for receiving notices; provided further, that a Participant who is not an Employee must file such written notice with the Committee. Until changed in accordance with this Plan, the Company and the Participant shall be deemed to have specified as its and his address for receiving notices (i) as to the Company, the principal executive offices of the Company, and (ii) as to the Participant, (A) where the Participant is an Employee, the most current address of the Participant set forth in the Company's employment records, and (B) where Participant is not an Employee, the address set forth in the most recent notice. Any person entitled to notice under this Plan may waive such notice. Without limiting the generality of the forgoing, for all purposes hereof, the address of the Company shall be the address of the Committee.

12.1   Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan made in good faith and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not apply to any acts of willful misconduct by any member of the Committee or the Board. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Charter or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 13. Requirements of Law

13.1   Requirements of Law. The granting of Awards and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

13.2   Governing Law.   The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Maryland.

As approved by the Board of Directors of FelCor Lodging Trust Incorporated on February 20, 2008

May 21, 2008

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, TX 75062

     Re: FelCor Lodging Trust Incorporated Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as special counsel to FelCor Lodging Trust Incorporated, a Maryland corporation (the "***Company***"), in connection with a Registration Statement on Form S-8 of the Company (the "***Registration Statement***"), to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "***Act***"), relating to the proposed issuance of up to 1,800,000 shares (the "***Shares***") of the Company's common stock, par value $0.01 per share ("***Common Stock***"), authorized for issuance pursuant to the Company's 2005 Restricted Stock and Stock Option Plan, as amended on May 21, 2008 (the "***Amended Plan***").

We have examined originals or certified copies of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed, certified or reproduced copies.

We have also assumed that (i) each award agreement setting forth the terms of each award granted pursuant to the Amended Plan is consistent with the Amended Plan and has been duly authorized and validly executed and delivered by the parties thereto; (ii) at the time of each issuance of Shares, there will be sufficient shares of Common Stock authorized for issuance under the Company's charter that have not otherwise been issued or reserved or committed for issuance; and (iii) the price per share paid for Shares issued pursuant to the Amended Plan is not less than the par value of the Shares.

As to various questions of fact relevant to this letter, we have relied, without independent investigation, upon certificates of public officials and certificates of officers of the Company, all of which we assume to be true, correct and complete.

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations stated herein, we are of the opinion that when the Shares have been issued and delivered in accordance with the terms of the Amended Plan and applicable award agreement

AKIN GUMP
STRAUSS HAUER & FELDLLP
▬▬▬▬▬ Attorneys at Law

FelCor Lodging Trust Incorporated
May 21, 2008
Page 2

and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

The opinions and other matters in this letter are qualified in their entirety and subject to the following:

A. We express no opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Maryland and the federal Laws of the United States. As used herein, the term "Laws" includes statutory provisions, all applicable constitutional provisions and reported judicial decisions interpreting such laws.

B. This opinion letter is limited to the matters expressly stated herein and no opinion is to be inferred or implied beyond the opinion expressly set forth herein. We undertake no, and hereby disclaim any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company or any other person or any other circumstance.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption "Legal Matters." In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder.

Very truly yours,

/s/ Akin, Gump, Strauss, Hauer & Feld L.L.P.
AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-8 of our reports dated February 29, 2008 relating to the financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting of FelCor Lodging Trust Incorporated, which appear in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
May 21, 2008